FORM N-8F
[As last  amended in  Release  No.  IC-23786,  effective  June 1, 1999,  64 F.R.
19469.]

                                                ------------------------------
                                                 OMB APPROVAL
                                                ------------------------------
                                                OMB Number:  3235-0157
                                                Expires:  MARCH 31, 2002
                                                Estimated average burden hours
                                                 per response . . . . . . .  .3
                                                ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

   [X]    MERGER

   [ ]    LIQUIDATION

   [ ]    ABANDONMENT OF REGISTRATION

          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

   [ ]    Election of status as a BUSINESS DEVELOPMENT COMPANY

          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: TEMPLETON GLOBAL REAL ESTATE FUND (THE "FUND")

3.   Securities and Exchange Commission File No.: 811- 05844

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

          [X]  Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          500 East Broward Boulevard
          Fort Lauderdale, FL 33394-3091

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Lisa A. Duda, Esquire
          Stradley Ronon Stevens & Young, LLP
          2600 One Commerce Square
          Philadelphia, Pennsylvania 19103-7098
          (215) 564-8000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Certain accounts, books and other documents required to be maintained by the Fund pursuant to Section 31(a) of the Investment Company Act and the rules thereunder are located at 500 East Broward Boulevard, Fort Lauderdale, Florida 33394. Other records are maintained at the offices of Franklin/Templeton Investor Services, Inc., 100 Fountain Parkway, St. Petersburg, Florida 33716-1205 and Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94404. The telephone number for each entity is 1-800-DIAL-BEN.

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]   Unit investment trust; or

          [ ]   Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [X]  Open-end     [ ]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

          The Fund is a business trust created under the laws of the Commonwealth of Massachusetts.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Templeton Global Advisors Limited
          Lyford Cay
          Nassau, Bahamas

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Franklin Templeton Distributors, Inc.
          777 Mariners Island Blvd.
          San Mateo, CA 94403-7777

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

          [ ]  Yes          [ X ]  No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes    [ ]  No

          If Yes, state the date on which the board vote took place:
          May 19, 1999

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes                [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          September 16, 1999

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes                [ ]  No

     On September 16, 1999, the shareholders of the Fund approved an Agreement and Plan of Reorganization (the "Agreement and Plan") between the Fund and Franklin Real Estate Securities Trust (the "Trust"), on behalf of Franklin Real Estate Securities Fund, a series of shares of the Trust (the "Acquiring Fund"). Pursuant to the Agreement and Plan (1) the Trust acquired, on behalf of the Acquiring Fund, substantially all of the property, assets and goodwill of the Fund in exchange solely for shares of beneficial interest, par value $0.01 per share, of the Acquiring Fund - Class A ("Acquiring Fund Class A Shares") and shares of beneficial interest, par value $0.01 per share, of the Acquiring Fund - Class C ("Acquiring Fund Class C Shares"); and (2) the Acquiring Fund Class A Shares were distributed to the shareholders of the Class A shares of the Fund ("Templeton Fund Class A Shares") and the Acquiring Fund Class C Shares were distributed to the shareholders of the Class C shares of the Fund ("Templeton Fund Class C Shares"), according to their respective interests.

     In consideration of the delivery by the Trust of the Acquiring Fund Class A Shares and Acquiring Fund Class C Shares, the Fund conveyed, transferred and delivered to the Trust, on behalf of the Acquiring Fund, at the closing on September 23, 1999, all of the Fund's then existing assets, free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption), except for cash, bank deposits, or cash equivalent securities in an estimated amount necessary to: (i) pay the costs and expenses of carrying out the Agreement and Plan; and (ii) discharge its unpaid liabilities on its books at September 23, 1999 (the "Closing Date").

     (a)  If Yes, list the date(s) on which the fund made those  distributions:
          September 23, 1999

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes                [ ]  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]  Yes                [ ]   No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The exchange ratio used for the Templeton Fund Class A Shares was
          0.9714915503306. The exchange ratio for the Templeton Fund Class A Shares was determined by dividing the net asset value per share of the Templeton Fund Class A Shares by the net asset value per share of the Acquiring Fund Class A Shares, as of 1:00 p.m. Pacific time on the Closing Date. The exchange ratio used for the Templeton Fund Class C Shares was 0.9837415982076. The exchange ratio for the Templeton Fund Class C Shares was determined by dividing the net asset value per share of the Templeton Fund Class C Shares by the net asset value per share of the Acquiring fund Class C Shares, as of 1:00 p.m. Pacific time on the Closing Date.

     (e)  LIQUIDATIONS   ONLY:  Not  Applicable
          Were any distributions to shareholders made in kind?

          [ ]  Yes                  [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY: Not Applicable
     Has the fund issued senior securities?

          [ ]  Yes                  [ ]  No

     If  yes,  describe  the method  of calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [X]  Yes                [ ]  No

     All of the Fund's undistributed net investment income and all of its undistributed net realized capital gains payable for the period prior to, and through, the Closing Date were distributed to the Fund's shareholders on September 21, 1999. Also, see response to Item 16.

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes          [ X ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

          [ ]  Yes          [ X ]  No

     If Yes,
     (a) Describe the type and amount of each assets retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes             [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes          [ X ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: $36,255.03

          (ii) Accounting expenses: $850.00

          (iii) Other expenses (list and identify separately):

               (a) Costs of printing and mailing proxy statements and related documents: $23,915.70 (which consists of $13,410.00 for solicitation fees and $10,505.70 for printing and mailing proxy statements and related documents.)

               (b)  Filing fees: $ 0.0

               (c)  Federal and state registration fees: $ 0.0

          (iv) Total expenses (sum of lines (i)-(iii) above): $61,020.73
                                                              -----------

     (b)  How were those expenses allocated?

          The expenses incurred in connection with the merger were allocated equally to the Trust, the Fund and their respective advisers.

     (c)  Who paid those expenses?

          The expenses were borne equally by the Trust, the Fund and their respective advisers.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes        [ X ] No

     If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes        [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes        [ X ] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a)   State the name of the fund surviving the Merger:

          Franklin Real Estate Securities Fund, a series of shares of the Franklin Real Estate Securities Trust

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- 08034

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Post-Effective Amendment No. 1 to the Registration Statement of Franklin Real Estate Securities Trust on Form N-14 (File No. 333-81807) was filed with the Commission via its EDGAR system on September 28, 1999 pursuant to Rule 485(b) under the Securities Act of 1933, as amended. The Amendment included as an exhibit an executed Agreement and Plan of Reorganization, dated July 27, 1999, between the Fund and Franklin Real Estate Securities Trust, on behalf of Franklin Real Estate Securities Fund.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TEMPLETON GLOBAL REAL ESTATE FUND, (ii) he or she is the SECRETARY of TEMPLETON GLOBAL REAL ESTATE FUND, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                         (Signature) /s/BARBARA J. GREEN
                                        --------------------------------------
                                          Barbara J. Green